Exhibit 99.1

Aurinia Pharmaceuticals Announces Recently Granted Nanomicellar Formulation Patents in Japan and China for Topical Ophthalmic Administration of voclosporin

VICTORIA, British Columbia--(BUSINESS WIRE)--February 3, 2015--Aurinia Pharmaceuticals Inc. (the “Company”) (NASDAQ:AUPH / TSX:AUP) today announced that the Company has recently been granted patents by the Japanese and Chinese patent offices for its nanomicellar formulation of voclosporin. These are in addition to multiple other patents that have been issued and granted in the United States, Mexico and Australia for ophthalmic administration of voclosporin. Further patent prosecution in other regions is ongoing.

“We are very excited about the potential for ocular administration of voclosporin utilizing this unique nanomicellar drug delivery technology. This formulation enables high concentrations of voclosporin to be put into solution for local delivery to the ocular surface” said Stephen Zaruby, President & CEO of Aurinia Pharmaceuticals Inc.

Completed preclinical and phase I studies using this nanomicellar technology in combination with voclosporin have shown encouraging results in terms of delivery of active drug to target tissues. In addition this nanomicellar formulation of voclosporin has the potential to improve dosing frequency and tolerability.

“Ophthalmic nanomicellar voclosporin has the potential to compete in the billion dollar prescription dry eye market currently dominated by Restasis® (Cyclosporin ophthalmic emulsion 0.05%) with what appears to be a very competitive product profile” said Neil Solomons, MD, Chief Medical Officer of Aurinia Pharmaceuticals Inc.

“The Company plans to review its strategic options as it relates to this ophthalmic formulation of voclosporin and the nanomicellar delivery technology including but not limited to outlicensing or divestiture while at the same time remaining focused on our lupus nephritis program” said Mr. Zaruby.

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. It is currently enrolling patients in its Phase 2b clinical trial to evaluate the efficacy of its drug, voclosporin, as a treatment for lupus nephritis (“LN”). LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

Voclosporin is a novel and potentially best in class calcineurin inhibitor (“CNI”) with extensive clinical data in over 2,600 patients in other indications. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule (a CNI approved for use in transplant patients since 1983). This modification results in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency vs. cyclosporine, an altered metabolic profile, and potential for flat dosing.

Aurinia also has development and commercialization partners in Canada, Israel, South Africa and Greater China. Visit www.auriniapharma.com, www.sedar.com and www.sec.gov for more information.

About Restasis®

Restasis® (cyclosporin ophthalmic emulsion 0.05%) was approved by the U.S. Food and Drug Administration in December 2002 to increase tear production in patients whose tear production is presumed to be suppressed due to ocular inflammation associated with chronic dry eye.

Restasis® is a registered trademark of Allergan Inc.

CONTACT:
Company:
Aurinia Pharmaceuticals Inc.
Stephen Zaruby, 250-708-4293
President & Chief Executive Officer
szaruby@auriniapharma.com
or
Michael R. Martin, 250-708-4272
Chief Operating Officer
mmartin@auriniapharma.com